Exhibit 99.1

BAYTEX AND RAGING RIVER ANNOUNCE LEADING PROXY ADVISORY FIRMS, ISS AND GLASS LEWIS, RECOMMEND SHAREHOLDERS VOTE FOR THE STRATEGIC COMBINATION

CALGARY, ALBERTA (August 9, 2018) – Baytex Energy Corp. (“Baytex”)(TSX, NYSE: BTE) and Raging River Exploration Inc. (“Raging River”)(TSX: RRX) are pleased to announce that two leading independent proxy advisory firms that provide voting recommendations to institutional investors, Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co. (“Glass Lewis”), have each recommended that shareholders vote in favour of the proposed plan of arrangement (the “Arrangement”) involving Baytex and Raging River.

Recommendation to Raging River Shareholders

ISS and Glass Lewis have recommended that shareholders of Raging River vote FOR the special resolution to approve the proposed Arrangement.

ISS noted, “The Arrangement makes strategic sense as the combined company is expected to be a larger and more diversified company and will have greater exposure to Canadian and foreign institutional investors, thereby improving the company's cost of capital. As current Raging River shareholders will own 57% of the company they will continue to participate in the growth opportunities associated with Raging River's historic business and Baytex's business, while also continuing to have significant representation of Raging River management and the Raging River board on management and the Baytex board.”

Glass Lewis noted, “The combination offers several benefits for Raging River shareholders, including diversification to a high-quality asset portfolio with attractive cash flow generation and growth potential, as well as scale and capital which is required to develop the East Duvernay Shale oil play assets. The structure and terms of the transaction enable Raging River shareholders to retain meaningful ownership in a larger, internally-funded and diversified asset portfolio, and to participate in any revaluation potential and improved trading liquidity, while also valuing Raging River at a modest premium to its unaffected trading price.”

Recommendation to Baytex Shareholders

ISS and Glass Lewis have recommended that shareholders of Baytex vote FOR the ordinary resolution to approve the issuance of Baytex shares to Raging River shareholders pursuant to the Arrangement (the “Issuance Resolution”).

ISS noted, “The Arrangement makes strategic sense as it is expected to create a larger North American oil producer with a considerable capital market presence. The combined company is expected to be larger, stronger, and more diverse than Baytex on a stand-alone basis, with improvements in terms of operating efficiencies and a strengthened balance sheet.”

Glass Lewis noted, “Given the opportunity to participate as investors in a larger, more diversified, better-funded and higher-profile company, we believe the proposed arrangement is strategically and financially compelling. In our opinion, the proposed exchange ratio represents a reasonable price to pay given the expected strategic and financial benefits and the opportunity to enhance shareholder value. Based on these factors, along with the support of the board, we believe the proposed arrangement is in the best interests of shareholders.”

Baytex Energy Corp. and Raging River Exploration Inc.
Press Release - August 9, 2018

YOUR VOTE IS IMPORTANT - PLEASE VOTE TODAY
For Raging River shareholders, the proxy voting deadline is 9:30 a.m. (Calgary time) on Friday, August 17, 2018.

The Board of Directors of Raging River UNANIMOUSLY recommends that
Raging River Shareholders vote IN FAVOUR of the Arrangement

For Baytex shareholders, the proxy voting deadline is 10:30 a.m. (Calgary time) on Friday, August 17, 2018.
The Board of Directors of Baytex UNANIMOUSLY recommends that
Baytex Shareholders vote IN FAVOUR of the Issuance Resolution

Raging River Meeting

The special meeting of Raging River shareholders is scheduled to be held at 9:30 a.m. (Calgary time) on Tuesday, August 21, 2018 in the Devonian Room at the Calgary Petroleum Club located at 319 – 5th Avenue S.W., Calgary, Alberta.

Baytex Meeting

The special meeting of Baytex shareholders is scheduled to be held at 10:30 a.m. (Calgary time) on Tuesday, August 21, 2018 in the Devonian Room at the Calgary Petroleum Club located at 319 – 5th Avenue S.W., Calgary, Alberta.

Additional information concerning the Arrangement and the Issuance Resolution can be found in the joint management information circular of Baytex and Raging River dated July 12, 2018 (the "Circular"). An electronic copy of the Circular is available on Baytex’s website at www.baytexenergy.com and on Raging River’s website at www.rrexploration.com. The Circular is also available on SEDAR under the issuer profiles of both companies at www.sedar.com and on EDGAR under Baytex’s profile at www.sec.gov/edgar.shtml.

Shareholder Information and Questions

Baytex and Raging River shareholders who need assistance with voting their shares or making the appropriate election can contact our proxy solicitation agent, Laurel Hill Advisory Group:

Laurel Hill Advisory Group
North America Toll Free: 1-877-452-7184
Collect Calls Outside North America: 1-416-304-0211
Email: assistance@laurelhill.com

Shareholders are encouraged to vote today using the internet, telephone or facsimile.

Advisory Regarding Forward-Looking Statements

In the interest of providing the shareholders of Baytex and Raging River and potential investors with information regarding Baytex, Raging River and the combined company resulting from the Arrangement, including management's assessment of future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to but not limited to: the proxy voting deadline and certain matters relating to the Arrangement.

Baytex Energy Corp. and Raging River Exploration Inc.
Press Release - August 9, 2018

These forward-looking statements are based on certain key assumptions regarding, among other things: the timing of receipt of regulatory and shareholder approvals for the Arrangement. Readers are cautioned that such assumptions, although considered reasonable by Baytex and Raging River at the time of preparation, may prove to be incorrect.

Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: completion of the Arrangement could be delayed if parties are unable to obtain the necessary regulatory, stock exchange, shareholder and court approvals on the timeline planned; the Arrangement will not be completed if all of these approvals are not obtained or some other condition of closing is not satisfied; and other factors, many of which are beyond control. These and additional risk factors are discussed in Baytex's Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2017, filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission and in Raging River's Annual Information Form for the year ended December 31, 2017, filed with Canadian securities regulatory authorities and in Baytex's and Raging River's other public filings.

The above summary of assumptions and risks related to forward-looking statements has been provided in order to provide shareholders and potential investors with a more complete perspective on the combined company's current and future operations and such information may not be appropriate for other purposes.

There is no representation by Baytex or Raging River that actual results achieved will be the same in whole or in part as those referenced in the forward-looking statements and neither Baytex nor Raging River undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

Baytex Energy Corp.

Baytex is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 80% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex’s common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit the company website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Public Affairs

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com

Raging River Exploration Inc.

Raging River is a crude oil and natural gas exploration, development and production company based in Calgary, Alberta, Canada. The Company’s operations are in the Viking light oil resource play in western Canada in addition to the recently added East Duvernay Shale oil play. Raging River’s common shares trade on the Toronto Stock Exchange under the symbol RRX.

For further information about Raging River, please visit the company website at www.rrexploration.com or contact:

Neil Roszell, P. Eng. CEO and Executive Chairman Tel: (403) 767-1250	Bruce Beynon, P. Geol President Tel: (403) 767-1251	Jerry Sapieha, CA Vice President, Finance & Chief Financial Officer Tel: (403) 767-1265